SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2011

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒               Form 40-F  ☐

Enclosures:

Nokia Siemens Networks press release dated January 5, 2011: Nokia Siemens Networks completes acquisition of IRIS Telecom

Press Release

Espoo, Finland — January 5, 2011

Nokia Siemens Networks completes acquisition of IRIS Telecom

The acquisition strengthens the company’s implementation, network planning and optimization capabilities and business across Turkey, Eastern Europe and Central Asia

Nokia Siemens Networks today announced that it has completed the closing of the agreement to acquire all shares of IRIS Telecom. IRIS is a telecom and engineering services firm headquartered in Istanbul Turkey. The Share Purchase Agreement was signed on October 13, 2010 to combine IRIS Telecom’s strong multi-vendor network planning and optimization (NPO) business with Nokia Siemens Networks’ global capabilities, and create one of the region’s leading telecom services players.

IRIS will continue to function as a separate legal entity with its head office in Istanbul, Turkey. Co-founder of IRIS, Mete Gokdemir continues in the role of CEO of the company. Johan Bruce, also a co-founder of IRIS, will assume a new role as Executive Director. Both will continue on the IRIS board as regular members.

IRIS was founded in 1999 with a target of providing high-quality network planning and optimization services to telecom operators and equipment vendors in Turkey, and the regions of Eastern Europe and Central Asia (EECA), and Middle East and Africa (MEA). It also delivers network deployment and network operation services.

Nokia Siemens Networks is a leading services provider to telecom operators and has strong network planning and optimization capabilities. It delivers over 900 planning and optimization projects per year, including 100 multi-vendor projects. The company has also provided 3G/HSPA optimization projects to over 90 customers.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Riitta Mård

Media Relations

Phone: +358 50514 9718

e-mail: riitta.mard@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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Media Relations

Phone: +358 7180 31451

e-mail: mediarelations@nsn.com

Notes to editors:

For further information, please refer to Press Release issued on October 14, 2010

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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